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                                                              EXHIBIT (a)(1)(vi)

E-mail

To:   [Name of CNET Networks, Inc. Employee]

From: Julie Hata

Dear CNET Networks, Inc. Employee:

         Unfortunately, your Election Concerning Exchange of Stock Options form regarding the Stock Option Exchange Program was either inaccurate or incomplete and was not accepted by CNET. If you wish to exchange any of your eligible stock options, you must submit a new Election Concerning Exchange of Stock Options form, listing the options you elect to have exchanged and cancelled. A blank form may be printed from http://offline.cnet.com/. Julie Hata, in the Human Resources Department for CNET Networks, Inc. in the San Francisco office must be in receipt of a completed election form before 9:00 p.m. Pacific Time on Friday, July 26, 2002, unless the offer is extended. If we do not receive an accurate and complete election form from you before the deadline, all stock options currently held by you will remain intact at their original price and original terms.

         If you have any questions, please contact Julie Hata at julie.hata@cnet.com or at 415-344-2462.

         Thank you.